EXHIBIT 99.1

Hydrogenics Wins Electrolyzer Contract for Netherlands Hydrogen Fueling Station

Hydrogen Vehicle Fueling Station the Fourth Station Order of 2011

MISSISSAUGA, Ontario , Jan. 11, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, has announced a contract with Ballast Nedam IPM, awarded at the end of December 2011, to supply a HySTAT®30 electrolyzer for integration into a Netherlands' based hydrogen fueling station. The owner of the fueling station will be Waterstofnet, which is a non-profit organization financed by the Flemish and Dutch governments.

Hydrogen infrastructure and fuel cell vehicles have been embraced as a significant part of Europe's transportation solution towards the achievement of 2050 carbon-emission targets. Multiple regional initiatives are concurrently underway throughout Europe to this end.

With over 35 hydrogen fueling installations world-wide, Hydrogenics' HySTAT® electrolyzer products continue to demonstrate their role in the future energy mix for transportation, with fully scalable capabilities to produce hydrogen on demand. This is the fourth hydrogen fueling station contract awarded to Hydrogenics in 2011.

"Our success in supplying electrolyser-based hydrogen fueling stations is directly linked to our vast experience in industrial hydrogen markets. Over the past 10 years, Hydrogenics has added over 200 HySTATTM industrial installations worldwide to its 1800 install-base. Our full range of electrolyzer products has made the name "HySTATTM" synonymous with safety, quality and dependability making it the number 1 choice for customers considering a hydrogen fueling station. We are pleased to have been selected by Ballast Nedam to provide our electrolysis product which will be our second fueling station delivered into the Netherlands," said Daryl Wilson, Hydrogenics President and Chief Executive Officer. "This award, achieved through a competitive bid based on tight selection criteria, demonstrates our ability to provide the highest quality equipment and engineering services to support the deployment of hydrogen fueling stations, not only in the Netherlands, but throughout Europe. We also acknowledge the critical support that Waterstofnet continues to play in the Dutch/Flemish region. Over the years this organization continues to demonstrate strong leadership in promoting Hydrogen technology development and deploying Hydrogen solutions throughout the region."

The HySTAT 30 electrolyzers, capable of producing up to 65 kilograms per day of pure hydrogen, is anticipated to be delivered in mid 2012 and operational by the end of the year.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com